Mail Stop 7010

      December 22, 2005


Mr. James P. Dietz
Chief Financial Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL  34134

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended June 30, 2005
		File No. 1-31255

Dear Mr. Dietz:

      We have limited our review of the above referenced reports to the presentation of distributions from investments in joint ventures in the statement of cash flows, as well as your revised calculations of capitalized interest. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Financial Statements

Note 1 - Basis of Presentation, page 4

1. We note your response to prior comment 3.  We disagree with your
quantitative assessment of materiality and believe that the
financial
statements included in your Form 10-K for the year ended December
31,
2004 and subsequent Form 10-Qs should be restated to appropriately apply SFAS 34. In this regard, we note that the impact of appropriately applying SFAS 34 results in material quantitative adjustments to your Traditional Homebuilding segment`s gross margins.
You may wish to provide us with additional detailed analysis which presents the quantitative impact of appropriately applying SFAS 34 to your consolidated homebuilding gross margins as well as your Tower Homebuilding segment`s gross margins if you believe such analysis will further assist us in understanding how you reached the conclusion that this misstatement is not quantitatively material. Please note however that we also do not agree with your belief that, from a qualitative perspective, the application of interest capitalization required a significant amount of judgment and estimates. It does not appear to us that your exclusion of the vertical construction expenditures on your traditional homebuilding and the underlying land costs for each tower was as a result of improper estimation; rather, you did not appropriately identify these homebuilding assets as qualifying assets under SFAS 34.
*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. James P. Dietz
WCI Communities, Inc.
December 22, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE